EXHIBIT 99

Form 12b-25 Attachment
Statement of Accountant

Coachmen Industries, Inc.
2831 Dexter Drive
Elkhart, Indiana  46514

In connection with our audit of the Coachmen Industries, Inc. Retirement Plan and Trust for the Plan year ended December 31, 2008, we have encountered an unanticipated delay in completing our audit procedures, such that we are unable to provide our report on the Plan’s financial statements for inclusion in the Company’s 11-K filing for the period ended December 31, 2008.  We expect to complete our audit procedures and provide our audit report such that the Company can file Form 11-K within the fifteen calendar day period following the prescribed due date.

/c/ Crowe Horwath LLP
Crowe Horwath LLP

South Bend, Indiana
June 29, 2009